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18006919

SEC
Mail Processing
Section
MAR 0 1 2018
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Global Securities LLC

OFFICIAL USE ONLY
1162710
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Markus Witthaut 212-616-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Markus Witthaut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Global Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CLO / FINOP

Title

Notary Public

JONATHAN R. SILVERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6026322
Qualified in New York County
My Commission Expires August 06, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statements

December 31, 2017

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Seaport Global Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seaport Global Securities LLC (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2009.

Covington, LA
February 25, 2018

SEAPORT GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and Cash Equivalents	$ 2,339,944
Receivables from Clearing Organization	18,586,699
Securities Owned, at Fair Value	8,195,411
Accounts Receivable, Net	4,418,604
Prepaid Expenses	1,236,125
Deposit with Clearing Organization	506,037
Total Assets	$ 35,282,820
Liabilities and Member's Equity	
Liabilities	
Securities Sold, Not Yet Purchased, at Fair Value	$ 1,891,947
Accounts Payable	7,363,863
Accrued Liabilities	1,056,108
Total Liabilities	10,311,918
Member's Equity	24,970,902
Total Liabilities and Member's Equity	$ 35,282,820

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business

Seaport Global Securities LLC (Seaport) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is engaged in sales trading and consulting analysis of securities of companies across the credit-risk spectrum. Areas of focus include Distressed, High Yield, High Grade Convertible, Private and Structured Products. The Company also offers investment banking services, brokers municipal securities transactions and brokers trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from Clearing Organization

Receivables from clearing organization represent uncollected commissions and fees due from other brokers.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. As of December 31, 2017 the allowance for doubtful accounts amounted to $493,039.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition
Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Income Taxes
The Company is a disregarded entity for income tax purposes. Under this election, taxable income or loss of the Company flows to the parent and is included in the tax returns of the parent.

Risks and Uncertainties
The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include private equity, investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The Company had amounts on deposit at banks at December 31, 2017 of $2,339,944, which exceed the $250,000 federally insured limits by $1,839,944. Additionally, the Company had amounts on deposit at the brokerage firm of $19,092,736, which exceed the $500,000 securities investor protection limits by $18,592,736. The Company monitors cash balances, and the quality of the three institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1. Summary of Significant Accounting Policies (Continued)

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, and are recorded currently with each transaction. The resulting gains or losses do not have a significant effect on the statement of operations.

Future Application of Accounting Standards

Financial Assets and Liabilities

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, including those interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on the financial statements.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU No. 2014-09") and in August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of Effective Date. The accounting guidance defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The effective date of the standard is for reporting periods beginning after December 15, 2017.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net). ASU 2016-08 clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer. ASU 2016-08 also provides guidance about how to apply the control principle when services are provided and when goods are services are combined with other goods and services. In 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. The effective date of the standards will coincide with ASU 2014-09 during first quarter 2018.

Note 1.Summary of Significant Accounting Policies (Continued)

The Company has been closely monitoring FASB activity related to the new standard. The implementation efforts include the identification of revenue and associated costs within the scope of the guidance, as well as the evaluation of revenue contracts, and any changes to existing revenue recognition policies. While we have not yet identified any material changes in the timing of revenue recognition, our review is ongoing, and we continue to evaluate the presentation of certain contract costs (whether presented gross or offset against revenue). Based on implementation work to date, the Company expects that it will be required to present certain underwriting and advisory costs as expenses within their respective expense category and any expense reimbursement will be recognized as Investment Banking Revenues. Expenses are no longer recorded net of client reimbursement and are not netted against revenue. The Company plans to expand its qualitative and quantitative disclosures within the notes to the financial statements. The Company plans on adopting the requirements of the new standard in the first quarter of 2018 using the modified retrospective approach. Accordingly, the new revenue standard will be applied prospectively in our financial statements from January 1, 2018 forward and reported historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods.

Leases

In February 2016, the FASB issued ASU 2016-02 Leases, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability with the exception of short term leases. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model. This ASU is effective for fiscal years beginning after December 15, 2018. The Company plans to adopt the guidance in the first quarter of 2019 and is evaluating the effect this ASU may have on its financial statements and related disclosures.

Note 2. Receivables from Clearing Organization

As of December 31, 2017, the Company was due through its clearing organization approximately $18,586,699. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 3. Deposits with Clearing Organization

The Company maintains a clearing agreement with Merrill Lynch Pierce Fenner & Smith Inc. (Merrill) and has deposited $500,000 in an interest bearing account as required by the agreement. Amounts held on deposit are restricted from use until the agreement is terminated.

Note 4. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value if the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured at fair value. The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

Note 4.Fair Value of Financial Instruments (Continued)

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2017.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- **Common stock:** Certain common stock is valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stock is valued at the quoted market price of the issuer's unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stock is valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- **Private equities:** Private equities are not listed on a national securities exchange. Fair value is determined by using recently executed transactions, or, when recently executed transactions are not available, using price quotes received from other brokers and market makers. When observable prices are not available, fair value is determined solely by the Company and its financial transactions with the specific entity. Private equities are generally categorized as level 3 in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Additionally although the Company believes its valuation methods are appropriate and consistent with other market participants the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Assets	Level 1	Level 2	Level 3	Totals
US Government Securities	-	-	-	-
Corporate Bonds				
All A - Rated	37,995	-	-	37,995
All B - Rated	6,640,597	-	-	6,640,597
All C - Rated	654,732	-	-	654,732
All D - Rated	90	-	-	90
All Not Rated	156,753	-	49,073	205,826
Total Corporate Bonds	7,490,167	-	49,073	7,539,240
Common Stock				
Bldg. Maintenance	-	-	445,092	445,092
Pharmaceuticals	134,360	-	-	134,360
Healthcare	-	-	38,796	38,796
Metals & Mining	-	-	30,600	30,600
Property & Casualty Insurance	5,641	-	-	5,641
Technology/Engineering	1,046	-	-	1,046
Exploration and Production	45	-	591	636
Total Common Stock	141,092	-	515,079	656,171
	$ 7,631,259	$ -	$ 564,152	$ 8,195,411

Liablilities	Level 1	Level 2	Level 3	Totals
US Government Securities	(1,188,759)	-	-	(1,188,759)
Corporate Bonds				
All A - Rated	(151,067)	-	-	(151,067)
All B - Rated	(531,806)	-	-	(531,806)
All C - Rated	(20,315)	-	-	(20,315)
All D - Rated	-	-	-	-
All Not Rated	-	-	-	-
Total Corporate Bonds	$ (703,188)	$ -	$ -	$ (703,188)
	$ (1,891,947)	$ -	$ -	$ (1,891,947)

Note 4.Fair Value of Financial Instruments (Continued)

There were no transfers between Level 1 and Level 2 during the year.

The table below sets forth a summary of changes in the fair value of the Company's level 3 investments for the year ended December 31, 2017.

Balance, beginning of the year	$	47,375
Purchases		563,792
Sales		(47,375)
Transfer to Level 1 Investments		360
Balance, end of the year	$	564,152

The unobservable inputs used to value the Company's level 3 investments at fair value as of December 31, 2017 are as follows:

Assets (at fair value)	Fair Value	Valuation Technique	Unobservable Input(s)	Discount Range (Avg Discount)
Corporate Bonds	49,073	Cost	N/A	N/A
Common Stock	515,079	Cost	N/A	N/A

Note 5. Related Party Transactions

Services Agreement
The Company has a continuing service agreement with it's Parent. The terms of the agreement grant the Company the right to use office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

At December 31, 2017, the Company was obligated to its Parent in the amount of approximately $6,725,642 which is included in accounts payable.

Clearing Agreement
The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

Revenue Transactions
As of December 31, 2017 receivables from affiliates classified as Accounts Receivable, Net on the Statement of Financial Condition, included $323,109 from Seaport Group Europe LLC.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company reflected net capital of approximately $18,261,919, which was in excess of its required net capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.45 to 1. Additionally, the Company reported haircuts amounting to approximately $826,377 on assets and liabilities that were not readily marketable and undue concentrations.

Note 7. Commitments and Contingencies

Operating Leases

The Company leases office space under an operating lease through September 30, 2020. Future minimum lease payments and guaranteed lease payments under this operating lease is as follows:

2018	$139,155
2019	141,485
2020	107,451
Total	$388,091

Pending Litigation

The Company is a defendant in a number of legal proceedings currently pending in the Supreme Court of the State of New York and before the Financial Industry Regulatory Authority Dispute Resolution. The Company denies any wrongdoing and is vigorously defending these actions. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2014, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2017, the Company had no uncertain tax positions.

Note 9. Subsequent Events

FASB ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2017, the date these financial statements were available to be issued, and determined that the following event occurred that requires disclosure:

In January 2018, the Company made a distribution to its member totaling $7,000,000.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.